Exhibit 99.1

Psyence Biomed Highlights Recent Progress on Active Phase IIb Clinical Trial

Patient screening underway; first patient expected to be randomized into the study in January

A leading clinical trial site management organization (SMO), Australian Clinical Trial Network (ACTioN), has been engaged to implement patient recruitment and retention strategies

NEW YORK, December 17, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) ("Psyence Biomed" or the "Company") today highlighted recent progress that has been made with its active Phase IIb clinical trial of nature derived psilocybin, in conjunction with psychotherapy, as a potential treatment for Adjustment Disorder following a life-limiting cancer diagnosis in Palliative Care.

To date, two trial sites in Australia - Vitalis and EMPAX - have been activated, and patient screening has commenced. Psyence Biomed anticipates that the first patients will be randomized into the study in January. Additionally, therapist training is ongoing at both sites. Psyence Biomed is also evaluating additional sites to potentially participate in the trial.

To augment its own patient enrollment initiatives, Psyence Biomed’s contract research organization (CRO), iNGENū CRO, has engaged ACTioN SMO to focus on patient recruitment strategies through social media as well as direct email communications to physicians, potential clinical trial sites and disease state advocacy groups, including in the areas of oncology, primary care and psychiatry. ACTioN SMO is working closely with the activated sites, and the initial outreach to a broad audience has occurred.

Dr. Clive Ward-Able, Medical Director of Psyence Biomed, commented, “In collaboration with iNGENū and ACTioN, we have made substantial progress advancing start-up activities related to our Phase IIb trial, and we are poised to commence patient randomization and treatments shortly after this holiday season. With assistance from the team at ACTioN and their proven patient and provider outreach capabilities, we anticipate that the desired recruitment rate will progress smoothly. We look forward to topline results from this trial in the second half of 2025.”

David Harford, Managing Director of ACTioN, added, “We are proud to support Psyence Biomed’s innovative research into the potential of nature-derived psilocybin as a treatment for Adjustment Disorder in the Palliative Care setting. This study aligns with our mission to foster groundbreaking clinical advancements. At ACTioN, we will focus on patient recruitment and retention strategies, which are critical to the study’s success. We are committed to assisting sites in achieving their recruitment goals and ensuring the study’s smooth execution.”

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicines to be listed on Nasdaq. Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, regulatory-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the advancement of Psyence Biomed's Phase IIb clinical trial and patient recruitment, and the production of topline results from this trial. These forward-looking statements are based on a number of assumptions, including the assumptions that the parties will obtain all such regulatory approvals as may be required to execute on the Phase IIb clinical trial, and that there will not be any unforeseen delays in the implementation schedule of the clinical trial.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in the implementation schedule of Psyence Biomed's Phase IIb clinical trials; (ii) the ability of Psyence Biomed to execute its obligations in respect of its product development objectives; (iii) changes in applicable laws which may impact drug development, clinical trials and/or the conducting thereof; (iv)  Psyence Biomed’s ability to obtain regulatory approval for the proposed product candidate, and any related restrictions or limitations of any approved products; (v) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vi) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.